UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company (issuer))

RUBY ACQUISITION CORPORATION

(Offeror)

an indirect, wholly owned subsidiary of

DARDEN RESTAURANTS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Matthew R. Broad

Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Darden Restaurants, Inc.

1000 Darden Center Drive

Orlando, FL 32837

Telephone: (407) 245-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gary E. Thompson

Steven M. Haas

Hunton Andrews Kurth

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Telephone: (804) 788-8787

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”), and Darden Restaurants, Inc., a Florida corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $21.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of May 2, 2023, by and among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Ruth’s Hospitality Group, Inc. Its principal executive office is located at 1030 W. Canton Avenue, Suite 100, Winter Park, Florida 32789 and its telephone number is (407) 333-7440.

(b) This Schedule TO relates to the Shares. According to the Company, as of the close of business on May 15, 2023, there were (i) 32,119,114 Shares issued and outstanding; (ii) 114,344 Shares subject to issuance pursuant to outstanding restricted stock units granted pursuant to the Company’s 2005 Long-Term Equity Incentive Plan and the Company’s 2018 Omnibus Incentive Plan (together, the “Plans”); (iii) 338,019 Shares subject to issuance pursuant to outstanding performance share units and outstanding market stock units granted pursuant to the Plans; (iv) 655,760 Shares of restricted stock granted pursuant to the Plans; and (v) 3,395 Shares subject to issuance pursuant to outstanding deferred stock units granted pursuant to the Company’s Director Deferred Compensation Plan.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 7 — “Certain Information Concerning the Company,” Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company,” Section 13 — “Certain Effects of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated May 16, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, as published in The Wall Street Journal on May 16, 2023.

(a)(5)(A)	Joint Press Release of Parent and the Company, dated May 3, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(B)	Second Joint Press Release of Parent and the Company, dated May 3, 2023 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(C)	Message from Ricardo Cardenas, President and Chief Executive Officer of Parent, to Parent Team Members, dated May 3, 2023 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(D)	Leader Talking Points prepared for Parent Team Members, dated May 3, 2023 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(E)	Acquisition FAQs prepared for Parent Team Members, dated May 3, 2023 (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(F)	Message from Cheryl Henry, President and Chief Executive Officer of the Company, and Ricardo Cardenas, President and Chief Executive Officer of Parent, to Company-Owned Operators, dated May 3, 2023 (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(G)	Message from Cheryl Henry, President and Chief Executive Officer of the Company, and Ricardo Cardenas, President and Chief Executive Officer of Parent, to Company Franchisees, dated May 3, 2023 (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(H)	Message from Cheryl Henry, President and Chief Executive Officer of the Company, and Ricardo Cardenas, President and Chief Executive Officer of Parent, to the Company Home Office, dated May 3, 2023 (incorporated by reference to Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 3, 2023).

(a)(5)(I)	Investor Presentation by Parent and the Company, dated as of May 4, 2023 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 4, 2023).

Exhibit No.

(a)(5)(J)	Transcript of Investor Presentation by Parent and the Company, dated as of May 4, 2023 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on May 4, 2023).

(d)(1)	Agreement and Plan of Merger, dated May 2, 2023, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on May 3, 2023).

(d)(2)*	Confidentiality Agreement, dated March 8, 2023, by and between the Company and Parent.

(d)(3)	Tender and Support Agreement, dated May 2, 2023, by and among Parent, Purchaser, the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 3, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023	DARDEN RESTAURANTS, INC.

	By:	/s/ Matthew R. Broad
Matthew R. Broad Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

RUBY ACQUISITION CORPORATION

	By:	/s/ Matthew R. Broad
Matthew R. Broad President